Exhibit 99.1

RRSAT LAUNCHES SECOND DVB-S2 PLATFORM ON MEASAT-3a
First RRsat MCPC platform on MEASAT-3a fully booked

Hawley, PA – October 27, 2011 – RRsat America – Global Communications Inc., a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industries announced today that it is offering services on its second DVB-S2 MCPC platform on MEASAT-3a.  The SD/HD video channels on the MEASAT-3/3a satellites currently reach over 50 million pay-TV households in the Middle East, North Asia, South Asia, South East Asia, Australia/Oceana and parts of Africa.

RRsat has provided an end-to-end managed fiber and satellite uplink and teleport service, including optional playout, via MEASAT-3a since October 2010.  The first RRsat DVB-S2 platform is booked almost entirely with HD/3D channels including Sky News HD, All Sports Network (ASN), GinxTV, iConcerts, BabyTV Asia, Bigfoot TV, Unitel Classica Asia and Nat Geo Music.

“As a result of the great success of our first DVB-S2 platform on MEASAT-3a,” Yaniv Lior, Senior Director of US Sales and Operations said, “we have leased additional capacity and are offering other TV and radio channels the opportunity to reach the same extensive audience of cable headends throughout Asia Pacific, the Middle East and Africa with competitive high performance services based on the RRsat Global Network.”

About RRsat Global Communications Network Ltd.
RRsat America–Global Communications Inc. is a wholly-owned subsidiary of RRsat Global Communications Network Ltd. (NASDAQ: RRST) which provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services. Visit the company's website www.rrsat.com

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Company Contact Information: Yaniv Lior, Sr. Director of US Sales and Operations Tel: +1 (570) 226-6612 Email: yanivl@RRsat.com	External Investor Relations Contacts: Ehud Helft / Porat Saar Tel: 1 646 233 2161 rrsat@ccgisrael.com

Information in this press release concerning MEASAT-3a is based on information provided by MEASAT and has not been independently verified by RRsat.